AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2003

                              REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                              STAKE TECHNOLOGY LTD.

             (Exact name of registrant as specified in its charter)

                                     Canada
         (State or other jurisdiction of incorporation or organization)

                                 Not Applicable
                     (I.R.S. Employer Identification Number)

                                 2838 Highway 7
                         Norval, Ontario, Canada L0P 1K0
                                 (905) 455-1990

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                STEVEN R. BROMLEY
              Executive Vice President and Chief Financial Officer
                              Stake Technology Ltd.
                                 2838 Highway 7
                         Norval, Ontario, Canada L0P 1K0
                                 (905) 455-1990

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                    Copy to:

                             Robert T. Lincoln, Esq.
                       Dunnington, Bartholow & Miller LLP
                                666 Third Avenue
                               New York, NY 10017
                                 (212) 682-8811

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                   ----------

------------------------------------------------------------------------------------------------------------------
                                         Calculation of Registration Fee
------------------------------------------------------------------------------------------------------------------
 Title of each class           Amount to be         Proposed maximum     Proposed maximum         Amount of
 Of securities to be        registered (4)(5)      offering price per   Aggregate offering    registration fee (8)
     Registered                                        unit (6)(7)      Price (3)(4)(5)(6)
------------------------------------------------------------------------------------------------------------------
Senior Debt Securities                 (1)(3)
------------------------------------------------------------------------------------------------------------------
Subordinated Debt                      (1)(3)
Securities
------------------------------------------------------------------------------------------------------------------
Special Shares                         (1)(3)
------------------------------------------------------------------------------------------------------------------
Warrants to Purchase                   (1)(2)(3)
Common Shares
------------------------------------------------------------------------------------------------------------------
Common Shares                          (1)(3)
without par value
------------------------------------------------------------------------------------------------------------------
Total                     $ 100,000,000                    100%            $100,000,000          $   8,090.00
------------------------------------------------------------------------------------------------------------------

----------

(1) Such indeterminate number, principal amount or liquidation amount of senior debt securities, subordinated debt securities, special shares, warrants to purchase common shares and commons shares of Stake Technology Ltd. as may from time to time be issued at indeterminate prices. The securities registered hereunder shall not have an aggregate offering price which exceeds $100,000,000 in U.S. dollars or the equivalent in any other currency. Amount also includes such indeterminate number of senior debt securities, subordinated debt securities, special shares and common shares of Stake Technology Ltd. as may be issued upon conversion of or in exchange for any senior debt securities, subordinated debt securities or special shares that provide for conversion of or in exchange for other securities or upon exercise of warrants for common shares.

(2) Warrants may be sold separately or with senior debt securities, subordinated debt securities, special shares or common shares.

(3) No separate consideration will be received for the senior debt securities, subordinated debt securities, special shares or common shares issuable upon conversion of or in exchange for senior debt securities, subordinated debt securities or special shares.

(4) In U.S. dollars or the equivalent thereof in any other currency, currency unit or units, or composite currency or currencies.

(5) Such amount represents the principal amount of any senior debt securities or subordinated debt securities issued at their principal amount, the issue price rather than the principal amount of any senior debt securities or subordinated debt securities issued at an original issue discount, the liquidation preference of any special shares, the amount computed pursuant to Rule 457(c) for any common stock, the issue price of any warrants and the exercise price of common shares issuable upon exercise of warrants.

(6)   Estimated solely for the purpose of computing the registration fee.

(7)   Exclusive of accrued interest and distributions, if any.

(8) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act.

                                   ----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT NECESSARILY COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED JULY 25, 2003

                                   PROSPECTUS

                              STAKE TECHNOLOGY LTD.

                                  $100,000,000

                             SENIOR DEBT SECURITIES
                          SUBORDINATED DEBT SECURITIES
                                 SPECIAL SHARES
                                  COMMON SHARES
                       WARRANTS TO PURCHASE COMMON SHARES

      Stake Technology Ltd. intends to offer at one or more times separately or in combination, senior debt securities, subordinated debt securities, special shares, common shares and warrants to purchase common shares with a total offering price not to exceed $100,000,000. We will provide the specific prices and other terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

      We may sell the securities (or any combination) to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

      Our common shares are traded on the Nasdaq Smallcap Market under the symbol "STKL" and are listed and posted for trading on the Toronto Stock Exchange under the symbol "SOY."

--------------------------------------------------------------------------------
      INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
--------------------------------------------------------------------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS JULY XX, 2003

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Statements ...............................................     2
About This Prospectus ....................................................     3
Presentation of Financial and Other Information ..........................     3
The Company ..............................................................     3
Recent Developments ......................................................     4
Risk Factors .............................................................     6
Use of Proceeds ..........................................................    13
Ratios of Earnings to Fixed Charges ......................................    13
Description of Equity Securities .........................................    13
Description of Debt Securities ...........................................    14
Description of Warrants ..................................................    17
Plan of Distribution .....................................................    17
Tax Consequences .........................................................    17
Legal Matters ............................................................    18
Experts ..................................................................    18
Indemnification of Directors and Officers ................................    18
Enforceability of Civil Liabilities ......................................    18
Where You Can Find More Information ......................................    19
Documents Incorporated by Reference ......................................    19

                           FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents incorporated by reference, contains certain statements that are "forward-looking" statements that involve risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors, including the risks outlined under the section entitled "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about future operations, projections of our future results of operations or of our financial condition.

      In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "continue," "estimate," "expect," "intend," "may," "might," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus, and we are under no obligation to update any of these forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law. You should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements by these cautionary statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) utilizing a "shelf" registration, or continuous, process. Under this shelf process, we may, from time to time, sell any combination of the following securities described in this prospectus in one or more offerings with a total offering price not to exceed $100,000,000:

o     senior debt securities;

o     subordinated debt securities;

o     special shares;

o     common shares; and

o     warrants to purchase common shares.

      The common shares and the special shares are referred to as the equity securities; the senior debt securities and the subordinated debt securities are referred to as the debt securities; the equity securities, the debt securities and the warrants are referred to as the securities.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may include a discussion of risks or other special considerations applicable to the offered securities or to us. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you must rely on the information in the prospectus supplement. Please carefully read both this prospectus and the applicable prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

      We are also filing with the securities regulatory authorities in certain provinces of Canada a preliminary short form prospectus, under which some of the securities registered under the registration statement of which this prospectus forms a part may be offered and sold, subject to the applicable securities law of such provinces of Canada. Certain information incorporated in the Canadian preliminary short form prospectus, including certain financial statements prepared in accordance with the accounting principles generally accepted in Canada (Canadian GAAP), are also incorporated in this prospectus. See "WHERE YOU CAN FIND MORE INFORMATION."

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

      Our financial statements have been prepared in accordance with Canadian GAAP. For disclosure of the principal differences between Canadian GAAP and the accounting principles generally accepted in the United States, see Note 18 to the Audited Consolidated Financial Statements for the year ended December 31, 2002 and Note 12 to the Interim Consolidated Financial Statements for the three months ended March 31, 2003. We publish our Audited Consolidated Financial Statements in U.S. dollars. All dollar amounts in this prospectus are expressed in U.S. dollars. References to "US $" or "$" are to U.S. Dollars and references to "CDN $" are to Canadian dollars.

                                   THE COMPANY

We were incorporated under the Canada Business Corporations Act on November 13, 1973. Our principal executive offices are located at 2838 Highway 7, Norval, Ontario, Canada, L0P 1K0, telephone: (905) 455-1990, fax: (905) 455-2529.

Unless otherwise indicated or unless the context otherwise requires, all reference in this prospectus to "we" or "us" include StakeTechnology Ltd. and its subsidiaries.

Our web page describing our business, products, technology and news releases, can be visited at www.staketech.com. Our web site and other websites referenced in this prospectus and documents incorporated by reference herein do not form part of this prospectus.

Our Business

We operate in three principal businesses: (1) sourcing, processing, packaging and distribution of natural and organic food products, (referred to as the Food Group) (2) processing, distribution and recycling of environmentally responsible industrial mineral products, (referred to as the Environmental Industrial Group) and (3) engineering and marketing of a proprietary clean pulping system using patented steam explosion technology (referred to as the Steam Explosion Technology Group).

The Food Group, which represented approximately 80% of our fiscal 2002 consolidated revenues, consists of the SunRich Food Group ("SunRich"), recently acquired Opta Food Ingredients, Inc. ("Opta") and the newly formed Canadian Organic Food Group. These groups form the backbone of our vertically integrated food operations, focused on the natural and organic foods markets. SunRich produces organic and non-genetically modified (non-GMO) food ingredients with a specialization in soy and other natural and organic food products. SunRich is headquartered at 3824 - 93rd Street S.W., Hope, Minnesota, 56046-0128, telephone: (507) 451-3316, fax: (507) 451-2910. Opta is the world's largest supplier of oat fibre to the food industry based on management's estimate of these markets. Its mission is to resolve its customers' product formulation challenges through innovating, manufacturing and selling proprietary ingredients to improve the nutritional content, healthfulness, texture and taste of foods. Opta is headquartered at 25 Wiggins Avenue, Bedford, Massachusetts, 01730, telephone: (781) 276-5100, fax (781) 276-5101. The Canadian Organic Food Group consists of the 2002 acquisitions of Wild West Organic Harvest Co-operative Association ("Wild West") of Richmond, British Columbia, Simply Organic Co. Ltd. ("Simply Organic") of Toronto, Ontario and Organic Kitchen of Toronto, Ontario, Sunrich Valley, a new division launched in 2002, and the 2003 acquisition of Kettle Valley Dried Fruits Ltd. and its related companies ("Kettle Valley").

Wild West specializes in the distribution of natural and organic foods throughout Western Canada. Simply Organic is a growing natural and organic foods distribution business serving the Central Canada market. Organic Kitchen provides organic feeds and partners with processors to market organic poultry and other organic meat products. Sunrich Valley markets a full line of organic dairy products under the trademark Mu. Kettle Valley operates from facilities in Summerland, B.C. where it produces natural and organic fruit bars and fruit leathers with an apple base and markets these products under the Kettle Valley Real Fruit Snacks and Frunola brands.

The Environmental Industrial Group, which represented approximately 20% of our fiscal 2002 consolidated revenues, consists of BEI/PECAL, one of our divisions, Temisca Inc., Virginia Materials Inc. ("Virginia Materials") and International Materials & Supplies, Inc. ("International Materials"). The Environmental Industrial Group processes, sells and distributes abrasives and other industrial minerals to the foundry, steel and marine/bridge cleaning industries; sources specialty sands and garnets for the water filtration industry; and recycles inorganic materials under special permits from government authorities at both its Waterdown, Ontario and Norfolk, Virginia sites. The Environmental Industrial Group is located at 407 Parkside Drive, Waterdown, Ontario, L0R 2H0, telephone:
(905) 689-6661, fax: (905) 689-0485.

The Steam Explosion Technology Group is located on our corporate property in Norval, Ontario. This division holds a number of patents on its steam explosion process and is marketing a clean pulping system with a special focus on China, the world's largest user of non-woody pulp. The Steam Explosion Technology uses high temperature and pressure rather than chemicals to process non-woody fibres into pulp which can be used to produce various paper products. The Steam Explosion Group is also pursuing opportunities to leverage this technology to North American companies for food grade applications, primarily to convert complex sugars into food grade sweeteners. The Steam Explosion Technology Group is located at 2838 Hwy 7, Norval, Ontario, L0P 1K0, telephone: (905) 455-1990, fax: (905) 455-2529.

                               RECENT DEVELOPMENTS

Change of Corporate Name

At our annual and special meeting of shareholders held in Toronto, Canada on June 18, 2003, our shareholders approved a special resolution to change our name to SunOpta Inc. The proposed name change is intended to more accurately reflect our stated mission and focus on the development of vertically integrated natural and organic food businesses. We intend to file articles of amendment to change our name and implement the proposed name change throughout the organization on or before December 31, 2003.

Acquisitions during 2003 and 2002

Kettle Valley

On May 1, 2003, we acquired 100% of the outstanding shares of Integrated Drying Systems Inc. and its wholly-owned subsidiaries, Kettle Valley Dried Fruits Ltd. and Kettle Valley Dried Fruits, Inc. Purchase consideration totaled $2,668,000 and included a contribution of cash, common shares and notes payable. Kettle Valley produces natural and organic fruit bars and fruit leathers with an apple base and markets these products under the Kettle Valley Real Fruit Snack and Frunola brands and realized revenues of approximately $4.0 million in 2002. Kettle Valley operates two production facilities in Summerland, British Columbia, the heart of the British Columbia apple growing district, and is currently constructing a third plant in the State of Washington, the center of the apple growing district of the Western United States. In addition, Kettle Valley produces a number of private label products for customers in the United States, Canada and the United Kingdom. Kettle Valley products are sold through agents and distributors to the health food and mass markets as well as to various school districts which are committed to improving the dietary content of student lunches.

Opta

On December 4, 2002, we completed our cash tender offer for Opta (formerly listed on the Nasdaq - OPTS) for $2.50 per share in accordance with the terms of our tender offer for all of the outstanding shares of Opta. Approximately 92.6% of the outstanding common shares of Opta were tendered. On December 18, 2002, we merged Opta with Stake Acquisition Corp., one of our wholly-owned subsidiaries. As a result of this merger and pursuant to applicable law, the remaining 7.4% of Opta's outstanding common shares were converted into a right to receive $2.50 per share in cash from us. The total purchase price including associated costs was $28.6 million.

Opta is an innovator, manufacturer and marketer of proprietary food ingredients that improve the nutritional content, healthfulness, texture and taste of its customers' food products. Opta's food ingredients are used by more than 350 food companies, including some of the largest consumer packaged food companies and largest quick service restaurant chains in the United States. For the nine-month period ended September 30, 2002, Opta's sales were $21.1 million from its four manufacturing plants. As of September 30, 2002, Opta's net assets were approximately $38.1 million, which included approximately $9.5 million in cash and short-term investments. See "Significant Acquisitions".

Simply Organic

On December 1, 2002, we acquired privately owned Simply Organic, a Toronto based distributor of natural and organic food products. The purchase price included aggregate cash payments of $187,000 and contingent consideration of $160,000 payable upon achieving certain gross margin targets over the next two to four years. Simply Organic was established in November, 2000 and had annualized revenues of approximately $3.5 million in 2002.

Simply Organic distributes a broad range of regionally and internationally grown and produced certified organic food products including our line of organic dairy products, marketed under the trademark Mu, throughout much of Ontario to both the mass market and natural food retail outlets. It has recently expanded to a new 14,000 square foot refrigerated warehouse.

Wild West Organic Harvest

On November 1, 2002, we acquired privately owned 632100 B.C. Ltd., formally operated as Wild West Organic Harvest Co-Operative Association, a Vancouver, British Columbia based distributor of organic and natural food products. The purchase price included aggregate cash payments of $889,000 and contingent consideration of $144,000 payable upon achieving certain gross margin targets over the next two to four years. Wild West had annualized revenues of approximately $11.0 million in 2002.

Wild West distributes approximately 2,400 products throughout Western Canada to both the mass market and natural food retail outlets. Wild West has a historical annual growth rate of 43% over the last three years and operates from a newly expanded 38,000 square foot refrigerated and frozen warehouse facility.

Organic Kitchen

On July 2, 2002, we acquired organic feed and related inventories, the Organic Kitchen trademark and the businesses of Organic Kitchen Inc. and Cloud Mountain Inc. (together forming Organic Kitchen). Consideration consisted of $297,000 paid in cash on closing. In addition, we will pay 10% of the pre-tax profits earned to December 31, 2005, up to a maximum of $1,268,000. This contingent consideration will be recorded as an increase to goodwill when the amount of the contingency is determinable. No contingent consideration was paid in 2002.

Financings during 2003 and 2002

Bank Financing

We completed two bank refinancings in 2002 with a Canadian chartered bank and its U.S. subsidiary and have completed a further refinancing in February, 2003.

The first refinancing in March, 2002 was used to consolidate a number of separate banking and private lending relationships. This new facility included a CDN $5 million line of credit, a $5 million line of credit, and a $15 million two year term facility payable quarterly based on a seven year amortization period.

In November, 2002, we entered into a tender facility agreement with the above-mentioned Canadian chartered bank and its U.S. subsidiary for $17 million, which was used solely for the purchase of Opta's outstanding common shares pursuant to the cash tender offer.

In February, 2003, we entered into an amended and restated banking agreement with a syndicate consisting of several Canadian chartered banks and one of its U.S. subsidiaries. This amended facility increased the term debt to $21.7 million and the U.S. line of credit to $9 million. The incremental proceeds from this facility, in addition to cash on hand were used to repay the tender facility. The term facility is due in March 2005 with a renewal option by the syndicate and us. Principal payments are made quarterly and amortized over seven years. The interest rate under the term facility varies depending on the underlying debt instrument selected and our debt/EBITDA ratio. We intend to renew the facility when it matures in March 2005.

In May, 2003, we amended our February, 2003 facility to increase our Canadian line of credit by CDN $2.5 million to CDN $7.5 million. The additional line was used to repay Kettle Valley's bank debt and will be used to complete the expansion of Kettle Valley into a third facility.

Convertible Debenture

In December 2002, we issued to Claridge Israel LLC ("Claridge"), our largest shareholder, a $5 million convertible debenture due November 30, 2004. The debenture bears interest at the rate of 5.5% per annum and is convertible into our common shares at a price of $3.00 per share on and after November 30, 2003. The conversion price can be reduced to as low as $2.55 if we issue common shares at a price less than $3.00 per share at any time before it matures. The funds were specifically used for the acquisition of Opta. In conjunction with such debenture, we issued warrants to Claridge to purchase up to 250,000 of our common shares at an exercise price of $3.25 per share, expiring November 30, 2004. The debenture is secured by second mortgages on certain of our properties in Norval, Hamilton and Flamborough, Ontario.

                                  RISK FACTORS

      The securities offered hereby are speculative in nature and involve a high degree of risk. Accordingly, in analyzing an investment in these securities, prospective investors should carefully consider, along with other matters referred to in this prospectus, the risk factors set forth below. Prospective investors should carefully consider the following risk factors, together with all of the other information appearing, or incorporated by reference, in this prospectus, in light of his or her particular financial circumstances and/or investment objectives.

We Need Additional Capital to Maintain Current Growth Rates

Our two facilities in Alexandria, Minnesota operate at, or near, capacity on many of their processing lines. Continued growth in these operations is reliant upon our ability to increase capacity through internal capital projects, new facilities or acquisition. Our ability to raise capital, through equity and/or debt financing, is directly related to our ability to continue to grow and improve returns from operations. Additional capital through equity financing may also result in additional dilution to our current shareholders and a decrease in our share price if we are unable to realize returns equal to or above our current rate of return. We will not be able to maintain our growth rate and our strategy as a consolidator within the natural and organic food industries without further capital.

Our Business May Be Materially and Adversely Affected by Our Increased Levels of Debt

      In order to finance our business and acquisitions, we have issued convertible securities and have entered into bank facilities allowing for draw-downs of, or filed the registration statement of which this prospectus forms a part for offerings of, significant levels of debt compared to historical levels, and we may need to secure additional sources of funding, which may include debt or convertible debt financing, in the future. A high level of debt, arduous or restrictive terms and conditions relating to accessing certain sources of funding, failure to meet certain covenants under our credit agreement, poor business performance or lower than expected cash inflows could have adverse consequences on our ability to fund our business and future acquisitions. In particular, the credit agreement we entered into in connection with the bank facilities requires the maintenance of certain financial ratios, including debt-to-tangible net worth ratio, debt-to-consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) ratio, fixed charge coverage and working capital ratio. In addition, such credit agreement contains covenants restricting additional debt, the payment of dividends, corporate events, liens, sale and leasebacks, and investments, among others.

Exercise of Warrants and Stock Options and Issuance of Additional Securities Could Dilute the Value of Our Common Shares

As of March 31, 2003, there are approximately 6,474,654 warrants and stock options outstanding to purchase our common shares, with exercise prices ranging from $1.06 to $3.72 per common share. The exercise of our warrants and stock options could result in dilution in the value of our common shares and the voting power represented thereby. Furthermore, to the extent the holders of our warrants and stock options exercise such securities and then sell our common shares they receive upon exercise, our share price may decrease due to the additional amount of common shares available in the market. The subsequent sales of these shares could encourage short sales by our shareholders and others which could place further downward pressure on our share price. Moreover, the holders of our warrants and stock options may hedge their positions in our common shares by short selling our common shares, which could further adversely affect our stock price.

In addition, to attract and retain key personnel or to raise capital, we may issue additional securities, including stock options. No prediction can be made as to the effect, if any, that future issuance of stock options or sales of our common shares, or the availability of common shares for future sale, will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, may adversely affect the market price of our common shares and may make it more difficult for us to sell our equity securities in the future at a time and price which we deem appropriate.

Consumer Preferences for Natural and Organic Food Products are Difficult to Predict and May Change

80% of our fiscal 2002 consolidated revenue was derived from the Food Group. Our success depends, in part, on our ability to offer products that anticipate the tastes and dietary habits of consumers and appeal to their preferences on a timely and affordable basis. A significant shift in consumer demand away from our products or products that utilize our integrated ingredients, or our failure to maintain our current market position could reduce our sales, which could harm our business. Consumer trends change based on a number of possible factors, including nutritional values, such as a change in preference from fat free to reduced fat to no reduction in fat; and a shift in preference from organic to non-organic and from natural products to non-natural products. These changes could lead to, among other things, reduced demand and price decreases, which could have a material adverse effect on our business.

We Operate in a Highly Competitive Industry

We carry on businesses in highly competitive product and geographic markets in the U.S. and Canada. The Food Group's specialty grains and inputs and food ingredients compete with large companies in the U.S. commercial grain procurement market, major chemical companies with food ingredient divisions, other food ingredient companies, stabilizer companies and consumer food companies that also engage in the development and sale of food ingredients. The Food Group's consumer products operation competes against conventional food distributors, providers of organic meat and organic dairy products and significantly larger food companies that provide specialty or high end products. Many of these competitors have financial resources and staff larger than ours and may be able to benefit from economies of scale, pricing advantages and greater resources to launch new products that compete with our offerings. We have little control over and cannot otherwise affect these competitive factors. If we are unable to effectively respond to these competitive factors or if the competition in any of our product markets results in price reductions or decreased demand for our products, our business, results of operations and financial condition will be materially impacted.

We Rely on Our Manufacturing Facilities

We own, manage and operate a number of manufacturing, processing and packaging facilities located throughout the United States and Canada. The Food Group operates from thirteen processing facilities (ten owned, three leased) in five U.S. states and two Canadian provinces. The Environmental Industrial Group operates from seven locations (four owned, three leased) located throughout the United States and Canada. The Steam Explosion Technology Group operates its facilities at our corporate location in Norval, Ontario.

An interruption in or the loss of operations at one or more of these facilities, or the failure to maintain our labor force at one or more of these facilities, could delay or postpone production of our products, which could have a material adverse effect on our business, results of operations and financial condition until we could secure an alternate source of supply.

The Loss of Key Management or Our Inability to Attract and Retain Management Talent Could Adversely Affect our Business

Our future prospects depend to a significant extent upon the continued service of our key executives. In particular, we are highly dependent upon the services of Jeremy N. Kendall, our chairman of the board and chief executive officer. We believe Mr. Kendall's management expertise, knowledge and vision are critical factors in our continuing growth. Furthermore, our continued growth depends on our ability to identify, recruit and retain key management personnel. The competition for such employees is intense. We are also dependent on our ability to continue to attract, retain and motivate our sourcing, production, distribution, sales, marketing and other personnel.

We Rely on Our Ability to Manage Our Supply Chain Efficiently

Our supply chain is complex. We rely on third parties for our raw materials and for the manufacturing, processing and distribution of many of our products. The inability of any of these third parties to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to rise and our margins to fall. Many of our products are perishable and require timely processing and transportation to our customers. Many of our products can only be stored for a limited amount of time before they spoil and cannot be sold. We must continuously monitor our inventory and product mix against forecasted demand, or risk having inadequate supplies to meet consumer demand as well as having too much inventory that may reach its expiration date. If we are unable to manage our supply chain efficiently and ensure that our products are available to meet consumer demand, our operating costs could increase and our margins could fall.

Volatility in the Prices of Raw Materials Could Increase Our Cost of Sales and Reduce Our Gross Margin

Raw materials used in the Food Group and the Environmental Industrial Group represent a significant portion of our cost of sales. Our cost to purchase these materials, such as organic grains and abrasive industrial minerals, from our suppliers can fluctuate depending on many factors, including weather patterns, economic and political conditions and pricing volatility. In addition, we must compete with our competitors for limited supplies of these raw materials. If the cost of these materials increases due to any of the above factors, we may not be able to pass along the increased costs to our customers.

The Food Group enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on grain transactions to the extent considered practicable for minimizing risk from market price fluctuations.

Futures contracts used for hedging purposes are purchased and sold through regulated commodity exchanges. Inventories, however, may not be completely hedged, due in part to our assessment of our exposure from expected price fluctuations. Exchange purchase and sales contracts may expose us to risk in the event that a counter-party to a transaction is unable to fulfill our contractual obligations. We are unable to hedge 100% of the price risk of each transaction due to timing, availability of hedge contracts and third party credit risk. In addition, we have a risk of loss from hedge activity if a grower does not deliver the grain as scheduled.

Technological Innovation by Competitors Could Make Our Products Less Competitive

Competitors include major chemical companies, other food ingredient companies and consumer food companies that also engage in the development and sale of food ingredients. Many of these companies are engaged in the development of texturizers and other food ingredients and have introduced a number of texturizers into the market. Existing products or products under development by our competitors could prove to be more effective or less costly than any products which have been or are being developed by us.

We Rely on Protection of Our Intellectual Property and Proprietary Rights

We and particularly our Food Group and Steam Explosion Technology Group depend, in part, on our ability to protect intellectual property rights. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. The failure of any patents or other intellectual property rights to provide protection to our technologies would make it easier for our competitors to offer similar products, which could result in lower sales or gross margins.

The Food Group has developed a number of new ingredients and alternatives to accommodate new product adaptation of these and other ingredients into various food items. The nature of a number of the Food Group's products and processes requires us to create and maintain a number of patents and trade secrets. The Food Group's policy is to protect its technology by, among other things, filing patent applications for technology relating to the development of its business in the U.S. and in selected foreign jurisdictions.

Our trademarks and brand names are registered in the United States, Canada and other jurisdictions and we intend to keep these filings current and seek protection for new trademarks to the extent consistent with business needs. We rely on trade secrets, proprietary know-how and confidentiality agreements to protect certain of the technologies and processes used by the Food Group.

In addition, the Steam Explosion Technology Group holds a number of patents on its steam explosion process and is marketing a clean pulping system with a special focus on China. We recognize that there exists a threat of others attempting to copy our proprietary steam explosion technology. To mitigate this risk, the normal business practice of the Steam Explosion Technology Group includes the signing of confidentiality agreements with all parties to which confidential information is supplied including all customers and licensees. We also hold several patents on our equipment and process technology.

We are Subject to Substantial Environmental Regulation and Policies

We are, and expect to continue to be, subject to substantial federal, state, provincial and local environmental regulation. Specific to the Environmental Industrial Group are regulations governing the recycling of solid waste material regulated by the Ontario Ministry of Environment and Energy and the Commonwealth of Virginia, Department of Environment Quality. Some of the key regulations include:

      o Air Quality - regulated by Environmental Protection Agency (EPA) and certain city/state air pollution control groups. Emission reports are filed annually;

      o Waste Treatment/Disposal - solid waste is either disposed of by a third-party or in some cases we have a permit to haul and apply the sludge to land. Agreements exist with local city sewer districts to treat waste at specified levels of biochemical oxygen demand (BOD) and total suspended solids (TSS);

      o Sewer - agreements with the local city sewer districts to treat waste as specified limits of BOD and TSS, which requires weekly/monthly reporting as well as annual inspection; and

      o Hazardous Chemicals - various reports are filed with local city/state emergency response agencies to identify potential hazardous toxic chemicals being used, including reports filed with the Department of Public Safety Emergency Response Commission in Minnesota and the Kentucky Emergency Response Commission.

Permits are required from various state, provincial and local authorities, including the Minnesota Pollution Control Agency, the Commonwealth of Virginia, Department of Environmental Quality and the Ontario Ministry of Environment related to air quality, storm water discharge, solid waste, land spreading and hazardous waste.

In the event that our safety procedures for handling and disposing of potentially hazardous materials in certain of our businesses were all to fail, we could be held liable for any damages that result and any such liability could exceed our resources. We may be required to incur significant costs to comply with environmental laws and regulations in the future. In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities and could significantly increase the cost of those operations.

Our soymilk processing facility and aseptic packaging facility, both located in Alexandria, Minnesota, are currently not in complete compliance with the industrial permit limits for the discharge of industrial wastewater. To regain compliance, we will apply for increased discharge limits. We will also re-engineer certain processes, including the installation of pretreatment equipment at the two facilities within the next 18 months. The estimated capital cost is $1.2 million, however operational cost savings will be derived from this capital expenditure. If we fail to regain compliance through the foregoing actions, we could be required to reduce our discharge of such industrial wastewater to approved levels, which may force us to reduce production and/or transfer part of our production capabilities to other facilities.

The foregoing environmental regulations, as well as others common to the industries in which we participate, can present delays and costs that can adversely affect business development and growth. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations and financial condition. In addition, any changes to current regulations may impact the development, manufacturing and marketing of our products, and may have a negative impact on our future results.

The Food Group Is Subject to Significant Food Regulations

The Food Group is affected by state and federal fertilizer, pesticide, food processing, grain buying and warehousing, and wholesale food regulations. Government-sponsored price supports and acreage set aside programs are two examples of policies that may affect the Food Group. The Food Group is currently in compliance with all state and federal regulations. Because the Food Group is involved in the manufacture, supply, processing and marketing of organic seed and food products, it is voluntarily subject to certain organic quality assurance standards.

Certain food ingredient products are regulated under the 1958 Food Additive Amendments to the Federal Food, Drug and Cosmetic Act of 1938 (FDCA), as administered by the United States Food and Drug Administration (FDA). Under the FDCA, pre-marketing approval by the FDA is required for the sale of a food ingredient which is a food additive unless the substance is generally regarded as safe (GRAS) under the conditions of its intended use by qualified experts in food safety. We believe that most products for which the Food Group has retained commercial rights are GRAS. However, such status cannot be determined until actual formulations and uses are finalized. As a result, the Food Group may be adversely impacted if the FDA determines that our food ingredient products do not meet the criteria for GRAS.

In December 2000, the USDA adopted regulations with respect to a national organic labeling and certification program which became fully effective in October 2002. These regulations, among other things, set forth the minimum standards producers must meet in order to have their products labeled as "certified organic." We currently manufacture and distribute a number of organic products that are covered by these new regulations. While we believe our products and our supply chain are in compliance with these regulations, changes to food regulations may increase our costs to remain in compliance. In addition, in January 2001, the FDA proposed new policy guidelines regarding the labeling of genetically engineered foods. These guidelines, if adopted, could require us to modify the labeling of our products, which could affect the sales of our products and thus harm our business. We could lose our "organic" certification if a facility becomes contaminated with non-organic materials or if we do not use raw materials that are certified organic. The loss of our "organic" certifications could materially harm our business, results of operations and financial condition.

Product Liability Suits, if Brought, Could Have a Material Adverse Effect on Our Business

As a manufacturer and marketer of natural and organic food products and environmental mineral products, we are subject to the risk of claims for product liability. If a product liability claim exceeding our insurance coverage were to be successfully asserted against us, it could harm our business.

Our Steam Explosion Technology Is Not Yet Widely Accepted

The Steam Explosion Technology Group has yet to gain wide acceptance within the industry and, consequently, earnings can fluctuate from quarter to quarter. Its patented steam technology, while proven, has yet to develop a firm customer base. The success of this division will depend upon its ability to promote commercial acceptance of our steam explosion technology.

We Are Subject to Financial Exposure Related to Bonding and Guarantees

For the Steam Explosion Technology Group to enter markets such as China, we expect to have to provide substantial performance guarantees in the form of process guarantees and equipment guarantees. These guarantees will need to be backed by bank guarantees and/or surety bonds. We endeavor to reduce the associated risks, however there will always remain a possibility that our guarantees or bonds could be called, rightfully or wrongfully and/or that the equipment supplied fails to meet the guarantees and warranties provided resulting in potential financial losses.

We Are Subject to Dividend Restrictions and Potential Withholding Taxes on Dividends

We have not paid dividends on our common shares since our inception and have used available cash resources to fund growth. Moreover, we are precluded under the terms of various agreements with our creditors from paying dividends until the related indebtedness has been satisfied. We will consider paying dividends on our common shares in the future when circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements, as well as relevant legal and business considerations. Accordingly, investors may not receive a return on investment in our common shares through the payment of dividends in the foreseeable future and may not realize a return on investment even if they sell their shares. Any future payment of dividends to holders of our common shares will depend on decisions that will be made by the Board of Directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects. Also, if we pay dividends, the receipt of cash dividends by United States shareholders from a Canadian corporation may be subject to a 5% to 15% Canadian withholding tax.

Loss of Our Key Customer Could Materially Reduce Sales and Earnings

We have one customer, The Hain Celestial Group, whose purchases from us in fiscal 2002 amounted to more than 10% of our revenue. As a result of this concentration of our customer base, the loss or cancellation of business from The Hain Celestial Group could materially and adversely affect our business, financial condition or results of operations.

Our Operating Results and Share Price are Subject to Significant Volatility

Our net sales and operating results may vary significantly from period to period due to:

      o     changes in our operating expenses;

      o     management's ability to execute our business and growth strategies;

      o     personnel changes;

      o     demand for natural products;

      o     supply shortages;

      o     general economic conditions;

      o changes in customer preferences and demands for natural and organic food products;

      o volatility in commodity prices resulting from poor growing conditions, natural disasters or otherwise; and

      o future acquisitions, particularly in periods immediately following the consummation of such acquisition transactions while the operations of the acquired businesses are being integrated into our operations.

In addition, our share price is more volatile than other larger public companies. Announcements regarding:

      o     fluctuations in financial performance from period to period;

      o     mergers and acquisitions;

      o     strategic partnerships or arrangements;

      o     litigation and governmental inquiries;

      o     changes in governmental regulation and policy;

      o     patents or proprietary rights;

      o     changes in consumer preferences and demand;

      o     new financings; and

      o     general market conditions

may have a significant impact on our share price. Higher volatility increases the chance of larger than normal price swings which reduces predictability in the share value of our stock and could impair investment decisions. In addition, price and volume trading volatility in the U.S. stock markets can have a substantial effect on our share price, frequently for reasons other than our operating performance. These broad market fluctuations could adversely affect the market price of our common shares.

Fluctuations in Exchange Rates Could Adversely Affect Our Results of Operations and Financial Condition

We are exposed to foreign exchange rate fluctuations as the financial results of our Canadian Corporate office and our Canadian subsidiaries are translated into U.S. dollars on consolidation. A 10% movement in the levels of foreign currency exchange rates in favor of (against) the Canadian dollar with all other variables held constant would result in a decrease (increase) in the fair value of our net assets by $2,263,000. The Environmental Industrial Group has Canadian based receivables and payables that on a net basis provide limited exchange exposure. The Canadian Organic Food Group has exposure of U.S. dollars as its U.S. payables are greater than U.S. receivables. U.S. based Food operations have no exposure to other currencies since almost all sales and purchases are made in U.S. dollars. We intend to hold excess funds in the currency in which the funds are likely to be used, which will from time to time potentially expose us to exchange rate fluctuations when converted into U.S. dollars. Should the foreign exchange rates change to levels different than we anticipate, our business, financial condition and results of operations may be materially adversely affected.

Fluctuations in Interest Rates Could Adversely Affect Our Financial Condition and Liquidity

We have outstanding debts in both fixed rate and floating rate interest instruments and are therefore subject to different types of interest rate risk. Fixed rate debts may have their fair market value adversely affected by a decline in interest rates. In general, longer date debts are subject to greater interest rate risk than shorter dated securities. Floating rate term debt gives less predictability to cash flows as interest rates change. As of March 31, 2003, the weighted average interest rate of the fixed rate term debt was 9.1% and $5,476,000 of our outstanding term debt is at fixed interest rates. Variable rate term debt of $21,275,000 at an interest rate of 3.78% is partially hedged by variable rate cash equivalent investments. We look at varying factors to determine the percentage of debt to hold at fixed rates, including the interest rate spread between variable and fixed (swap rates), our view on interest rate trends, the percentage of offset to variable rate debt through holding variable rate investments and our ability to manage with interest rate volatility and uncertainty. Given the short duration of our fixed rate debt, changes in interest rates would have a negligible effect on fixed rate debt valuations. However, should the interest rates change to levels different than we anticipate, our financial condition and liquidity may be materially adversely affected.

Certain Officers and Directors and Our Principal Shareholder May be Able to Control Our Actions

Certain of our officers and directors beneficially own 10.8% of our common shares as of June 30, 2003. In addition, Claridge owns 19.6% of our outstanding common shares, holds all of the debenture issued in December 2002 and holds warrants to acquire an aggregate of 2,500,000 common shares. Stephen Bronfman, one of our directors and holder of less than 1% of our outstanding common shares as of June 30, 2003, also acts as Chairman of Claridge Inc., an affiliate of Claridge and has voting and investment decision over 24% of our outstanding common shares as of June 30, 2003, assuming the exercise of all warrants to acquire common shares held by Claridge. By virtue of their significant shareholdings, certain of our officers and directors and our principal shareholder may therefore be in a position to significantly influence the election of our directors and other stockholder actions.

We May Not Be Able to Effectively Manage Our Growth and Integrate Acquired Companies

Our growth strategy inherently assumes that we will be able to identify suitable acquisition candidates on terms acceptable to us and that these acquisitions, if pursued and completed, will be integrated successfully. Our ability to effectively integrate current and future acquisitions, including our ability to realize potentially available marketing opportunities and cost savings in a timely and efficient manner will have a direct impact on our future results. We may encounter problems in connection with the integration of any new businesses, such as:

      o integration of distribution channels of an acquired brand or business' with our own;

      o     integration of an acquired company's products into our product mix;

      o amount of cost savings that may be realized as the result of our integration of an acquired brand or business;

      o     unanticipated quality and production issues with acquired products;

      o adverse effects on business relationships with our suppliers and customers;

      o     diversion of management attention;

      o     difficulty with personnel and loss of key employees;

      o     compatibility of financial control and information systems; and

      o     exchange rate risk with respect to our acquisitions in Canada.

We Are a Canada Corporation and it May Be Difficult to Enforce Civil Liability Provisions of the United States Federal Securities Laws

We are a Canada corporation and a majority of our officers and directors, as well as certain of the experts named herein are residents of Canada and a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the Company or such persons, or to enforce in United States Courts judgments against them obtained in such courts predicated upon the civil liability provisions of the United States Federal security laws. ( See "ENFORCABILITY OF CIVIL LIABILITIES", page
17).

                                 USE OF PROCEEDS

      The applicable prospectus supplement will set forth the proposed use of the proceeds.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

                                        Three
                                        months
                                        ended
                                        March 31,
                                        2003        2002     2001     2000    1999     1998
                                        ---------------------------------------------------
Ratio of Earnings to Fixed Charges
(Canadian GAAP) (1)                     3.60        3.51     1.09     2.28    4.61     5.45

----------

(1) The ratio of earnings to fixed charges is determined by dividing fixed charges into income before fixed charges and income taxes. Fixed charges consist of interest expenses and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases.

                        DESCRIPTION OF EQUITY SECURITIES

      We have an authorized share capital consisting of an unlimited number of common shares and an unlimited number of special shares, issuable in series. As of June 30, 2003, there were 43,206,278 common shares issued and outstanding as fully paid and non-assessable shares and no special shares issued and outstanding.

Common Shares

Holders of our common shares are entitled to receive notice of any of our meetings of shareholders, to attend such meetings and to cast one vote per common share at all such meetings. Holders of our common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of our common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of our common shares are entitled to receive ratably such dividends, if any, as and when declared by the board of directors at its discretion from funds legally available for such dividends and upon our liquidation, dissolution or winding up are entitled to receive ratably our net assets after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or ratably with the holders of our common shares with respect to dividends or liquidation. See "Dividend Policy". Our common shares do not by their terms carry any pre-emptive, subscription, redemption or conversion rights. Our outstanding common shares are, and the common shares offered by this prospectus, when issued and paid for, will be, fully paid and non-assessable.

In accordance with the provisions of the Canada Business Corporations Act (the "CBCA"), the amendment of certain rights of holders of a class of shares, including our common shares, requires the approval of not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of such holders. Pursuant to our by-laws, a quorum for a meeting of the holders of our common shares is two persons, present in person or by proxy. Therefore, it is possible for the rights of the holders of our common shares to be modified otherwise than by the affirmative vote of the holders of a majority of the then issued and outstanding common shares. In circumstances where the rights of our common shares may be amended, however, holders of our common shares have the right under the CBCA to dissent from such amendment and require us to pay them the then fair value of their common shares.

Special Shares

Our special shares may, from time to time, be issued in one or more series. Our Board of Directors is authorized to create and attach special rights and restrictions to a series of shares. Except with respect to matters as to which the holders of our special shares are entitled to vote as a class, the holders of our special shares will not be entitled to vote at our meetings of shareholders. In the event that we are liquidated, dissolved or wound up, or in the event of any distribution of our assets for the purpose of the winding-up of our affairs, holders of our special shares are entitled, unless otherwise provided in the special rights and restrictions attached to the shares, after the payment of unpaid dividends, to be paid the amount of capital paid up per share from our assets before the holders of our common shares receive any assets. No series of special shares have been designated or issued.

                         DESCRIPTION OF DEBT SECURITIES

      This section describes the general terms that will apply to any of the debt securities that we may offer pursuant to this prospectus. The specific terms of the offered debt securities, and the extent to which the general terms described in this section apply to debt securities, will be described in the related prospectus supplement at the time of the offer.

General

      As used in this prospectus, any reference to "debt securities" refers to the senior and subordinated debentures, notes, bonds, and other evidences of indebtedness that we may issue and the relevant trustee authenticates and delivers under the indenture. We may issue debt securities under an indenture between us and a qualified trustee. This indenture is referred to in this prospectus as the "indenture." The trustee under the indenture is referred to in this prospectus as the "trustee."

      Under applicable Canadian law, a Canadian licensed trust company may be required to be appointed as co-trustee under the indenture in certain circumstances. It is anticipated that applications will be made to the appropriate Canadian regulatory authorities for exemptive relief from this and other requirements of Canadian law applicable to the indenture. If such relief is not obtained, the applicable legislative requirements will be complied with at the time of the applicable offering.

The Indenture

      The material provisions of the indenture are summarized in the following pages. The summary is not complete and is qualified in all respects by reference to the Trust Indenture Act and the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You should read the indenture for provisions that may be important to you. If a different indenture for a series of debt securities is used, those details will be provided in a prospectus supplement and the forms of any other indentures will be filed with the SEC at the time they are used.

      Unless we state otherwise in the related prospectus supplement, the indenture does not limit the amount of debt securities that we may issue under such indenture. The related prospectus supplement for the debt securities being offered will include specific terms of the debt securities. These terms will include some or all of the following:

      o the title of the debt securities and whether such debt securities are senior or subordinated;

      o the total principal amount and permitted denomination of the debt securities;

      o the percentage of the principal amount of the debt securities at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

      o the currency or currencies in which the principal of and interest on the debt securities will be payable;

      o     the dates on which the principal of the debt securities will mature;

      o the interest rate for the debt securities or the method that will be used to determine the interest rate;

      o the dates on which interest on the debt securities will be payable and the manner in which interest will be paid;

      o     any mandatory or optional repayment or redemption provisions;

      o     any sinking fund provisions;

      o any index used to determine the amount of payments of principal and/or interest;

      o     any additional payment provisions;

      o any provision relating to the issuance of discounted debt securities; and

      o in the case of debt securities that are convertible into common shares, the conversion price, the period during which the debt securities may be converted and any other terms of conversion which may differ from the indenture or supplemental indenture.

      Some of the debt securities may be sold at a substantial discount below their stated principal amount and may provide for the payment of no interest or interest at a rate which at the time of issuance is below market rates. We will describe the U.S. and Canadian federal income tax consequences and other special considerations applicable to any discounted debt securities in the prospectus supplement relating to the discounted debt securities.

      We may issue some or all of the debt securities in temporary or permanent global form. Until definitive debt securities are ready for delivery, we may use temporary debt securities, which shall be substantially in the form of definitive securities but may have variations we consider appropriate for temporary securities. Without unreasonable delay, we shall deliver definitive securities in exchange for temporary securities. We may issue a global security only to a depository, which may transfer a global security only to its nominee or to a successor depository. A global security will represent the amount of debt securities specified in the global security and may have variations that the depository requires or that we consider appropriate for such a security.

Ranking of Debt Securities

      We may issue unsecured senior or subordinated debt securities from time to time. Neither the senior debt securities nor the subordinated debt securities will be secured by any of our property or assets. Thus by owning a debt security, you are one of our unsecured creditors.

      The senior debt securities will constitute part of our senior debt and will rank equally with all of our other unsecured and unsubordinated debt.

      The subordinated debt securities will constitute part of our subordinated debt and will be subordinate in right of payment to all of our senior indebtedness, as that term is defined in the indenture. The prospectus supplement for any series of subordinated debt securities will indicate the approximate amount of senior indebtedness outstanding as of the end of our most recent fiscal quarter.

Certain Covenants Required by the Indenture

      The indenture for the debt securities requires us to comply with certain customary covenants. They include the payment of principal of and interest on the debt securities, delivery of annual compliance reports and certain SEC reports to the trustee, and notification to the trustee of any legal proceeding, event of default (as defined below), any cure or waiver of an event of default, and if and when the debt securities are listed on any stock exchange.

      In addition, the indenture prohibits us from consolidating or merging with or into any other corporation and from selling, transferring or leasing all of our property or substantially all of our property to any corporation, unless:

      (1) either we shall be the resulting or surviving entity or such corporation is organized and existing under the laws of the United States;

      (2) if we are not the resulting or surviving entity, such corporation assumes by supplemental indenture all of our obligations under the debt securities and the indenture; and

      (3) no default exists immediately before and immediately after the transaction.

Events of Default

      "Event of default," when used in the indenture with respect to any of the debt securities, means any of the following:

      (1) a default in the payment of interest on any of the debt securities when it becomes due and payable and such default continues for a period of 30 days;

      (2) a default in the payment of the principal of any of the debt securities when it becomes due and payable at maturity, upon redemption or otherwise;

      (3) failure to comply with any of our other agreements in the debt securities or the indenture and such failure continues for the period and after the notice specified below;

      (4) pursuant to or within the meaning of any bankruptcy law (as defined below), the commencement of a voluntary case, consent to the entry of an order for relief against us in an involuntary case, consent to the appointment of a custodian (as defined below) of us or for all or substantially all of our property, or the making of a general assignment for the benefit of our creditors; or

      (5) the entering of an order or decree by a court of competent jurisdiction under any bankruptcy law that (i) is for relief against us in an involuntary case, (ii) appoints a custodian of us or for all or substantially all of our property, or (iii) orders the liquidation of us, and the order or decree remains unstayed and in effect for 60 days.

      Any of the foregoing will constitute an event of default whether it is voluntary or involuntary, or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body. The term "bankruptcy law" means title 11, U.S. Code or any similar U.S. federal or state law for the relief of debtors. The term "custodian" means any receiver, trustee, assignee, liquidator or similar official under any bankruptcy law.

      A default under clause (3) above is not an event of default until the trustee or the holders of at least 25% in principal amount of the debt securities notify us and the trustee of the default and we do not cure the default, or it is not waived, within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied to the extent consistent with law, and state that the notice is a "notice of default."

      If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the debt securities by notice to us and the trustee, may declare the principal of and accrued interest on all the debt securities to be due and payable. In addition, the trustee may pursue any available remedy to collect the payment of principal or interest on the debt securities or to enforce the performance of any provision of the debt securities or the indenture. The trustee may maintain a proceeding even if it does not possess any of the debt securities or does not produce any of them in the proceeding. A delay or omission by the trustee or the holder of any debt securities in exercising any right or remedy accruing upon an event of default shall not impair the right or remedy or constitute a waiver of or acquiescence in the event of default. All remedies are cumulative to the extent permitted by law.

Discharge of Obligations

      Under the indenture, we will be discharged from our non-administrative obligations under any of the debt securities if:

      (1) either (A) all of the outstanding debt securities have been delivered to the trustee for cancellation, or (B) all such debt securities not theretofore delivered to the trustee for cancellation
            (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense, and, in the case of (i), (ii), and (iii) above, we have deposited or caused to be deposited with the trustee as trust funds an amount sufficient to pay and discharge all of the outstanding debt securities;

      (2) we have paid or caused to be paid all other sums payable under the indenture by us; and

      (3) we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent in the indenture provided for relating to the satisfaction and discharge of the indenture have been complied with.

Amendments of the Indenture

      Under the indenture, we and the trustee may modify our rights and obligations, and the rights of the holders of debt securities with the consent of the holders of at least a majority of the principal amount of the outstanding debt securities issued under the indenture affected by the modification. However, we must get the consent of the holder of each debt security affected to make any of the following changes to the debt securities:

      (1) reduce the amount of the debt securities whose holders must consent to an amendment;

      (2) reduce the interest on or change the time for payment of interest on any of the debt securities;

      (3) reduce the principal of or change the fixed maturity of any of the debt securities;

      (4) reduce the premium payable upon the redemption of any of the debt securities or change the time at which any of the debt securities may or shall be redeemed;

      (5)   change the currency in which payments are made;

      (6) change any of the provisions governing (i) acceleration, (ii) holders' right to receive payment, and (iii) amendments to the indenture requiring the consent of the holder of each debt security affected;

      (7) make any change that adversely affects the right to convert any of the debt securities; or

      (8) make any change that adversely affects the preference or priority of the debt securities.

                            DESCRIPTION OF WARRANTS

      This section describes the general terms that will apply to any warrants for the purchase of our common shares that may be offered by us, referred to in this prospectus as "warrants" pursuant to this prospectus.

Warrants may be offered separately or together with any of the securities offered by this prospectus. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable prospectus supplement will include details of the warrant agreements covering the warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of warrant certificates or beneficial owners of warrants. The specific terms of the warrants, and the extent to which the general terms described in this section apply to those warrants, will be set forth in the applicable prospectus supplement. These terms will include some or all of the following:

o     the designation and aggregate number of warrants;

o     the price at which the warrants will be offered;

o     the currency or currencies in which the warrants will be offered;

o the designation and terms of the common shares purchasable upon exercise of the warrants;

o the date on which the right to exercise the warrants will commence and the date on which the right will expire;

o the number of common shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each warrant;

o the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;

o the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;

o whether the warrants are subject to redemption or call and, if so, the terms of such redemption or call provisions;

o material United States and Canadian tax consequences of owning the warrants; and

o     any other material terms or conditions of the warrants.

                              PLAN OF DISTRIBUTION

      The applicable prospectus supplement will describe the plan of distribution.

                                TAX CONSEQUENCES

      Where appropriate, the applicable prospectus supplement will describe the Canadian tax considerations and U.S. federal income tax considerations relevant to the securities being offered by this prospectus.

                                 LEGAL MATTERS

      Basman Smith LLP, Toronto, Ontario, our Canadian counsel, and Dunnington, Bartholow & Miller LLP, New York, New York, our U.S. counsel, have passed upon the validity of the issuance of the securities offered by this prospectus.

                                    EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Independent Public Accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Canada Business Corporations Act (the "CBCA"), our by-laws and insurance policies maintained by us provide for the indemnification of our directors and officers in respect of certain liabilities incurred in the course of their duties.

      Under the CBCA, we may indemnify a present or former director or officer, or former director or officer or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of the association with us or another entity. However, we will only indemnify an individual if the following conditions of indemnification are met: (a) the individual acted honestly and in good faith with a view to our best interests, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in similar capacity at our request; and (b), in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, if she or he had reasonable grounds for believing her or his conduct was lawful. In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, an individual is entitled to indemnity from us if the foregoing conditions of indemnification are met and the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such individual ought to have done. Further, with the approval of a court, we may indemnify an individual in respect of an action by us or on our behalf or other entity to procure a judgment in his or her favor, to which the individual is made a party because of his or her association with us or such other entity so long as the foregoing conditions of indemnification are met.

      Our by-laws also provide for the mandatory indemnification of our directors and officers in respect of any action, suit or proceeding that is proposed or commenced in respect of anything done by the director or officer arising from the duties of that office and in such other circumstances that the CBCA permits or requires to the fullest extent provided by the CBCA.

      We have purchased and intend to maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, so long as the director or officer acted honestly and in good faith with a view to our best interests.

      Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, those provisions are, in the opinion of the SEC, against public policy as expressed in the U.S. Securities Act and are therefore unenforceable.

                      ENFORCEABILITY OF CIVIL LIABILITIES

      We are a Canadian corporation with our registered office in Canada and representative offices in the United States and Canada. A majority of our officers and directors, as well as certain of the experts named in this prospectus, are residents of Canada and a substantial portion of our assets and of such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or such directors, officers or experts or to enforce in United States courts judgments against them obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Canadian counsel, Basman Smith LLP of Toronto, Ontario, that there is doubt as to whether Canadian courts would: (a) enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the state securities or "blue sky" laws of any state within the United States; or (b) enforce, in original actions, liabilities against us or such persons predicated solely upon the United States federal securities laws or any such state securities or blue sky laws.

                      WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational reporting requirements of the Exchange Act, and therefore we file reports, proxy statements and other information with the SEC and since our listing on the Toronto Stock Exchange on November 6, 2001 these types of documents are also filed with the Ontario Securities Commission and the Toronto Stock Exchange. You may read and copy these reports and other information at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, the SEC maintains a home page at www.sec.gov that contains certain reports and other information filed by us. You may also read and copy any of the reports and any other information that we file with the Ontario Securities Commission and the Toronto Stock Exchange at the Canadian System for Electronic Document Analysis and Retrieval's home page at www.sedar.com.

                      DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to "incorporate by reference" information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below.

(1) Amendment No. 4 to our Annual Report on Form 10-K for the year ended December 31, 2002, filed July 14, 2003, SEC file no. 0-9989.

(2) Amendment No. 2 to our Quarterly Report on Form 10-Q for the three months ended March 31, 2003, filed July 14, 2003, SEC file no. 0-9989.

(3) Our Information Circular and Proxy Statement filed May 21, 2003 relating to our 2003 Annual and Special Meeting of Shareholders held on June 18, 2003.

(4)   Our amendment to Form 8-K filed February 14, 2003, SEC file no. 0-9989.

(5)   Our Form 8-K filed February 5, 2003, SEC file no. 0-9989.

      We also incorporate by reference additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the entire time all of the shares of our common stock offered by this prospectus are sold. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

      We undertake to provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, at no cost, by writing or telephoning us. Any requests should be directed to:

                              Stake Technology Ltd.
                 2838 Highway 7, Norval, Ontario, Canada L0P 1K0
             Attention: Steven R. Bromley, Executive Vice President
                          and Chief Financial Officer
                     Tel: (905) 455-1990 Fax (905) 455-2529
                          Email: sbromley@staketech.com

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

      The following table sets forth the estimated expenses (in US$) to be incurred in connection with the issuance and distribution of the securities being registered hereby:

SEC registration fee ................................................    $ 8,090
Trustee fee and expenses ............................................    $     *
Rating agency fee ...................................................    $     *
Listing fees ........................................................    $     *
Accounting fees and expenses ........................................    $     *
Legal fees and expenses .............................................    $     *
Printing and engraving expenses .....................................    $     *
Miscellaneous .......................................................    $     *

           TOTAL ....................................................    $     *

* The expenses, all of which are to be incurred and satisfied by the Registrant in connection with the issuance and distribution of the securities being registered, have been estimated pursuant to the instructions to Item 511 of Regulation S-K, subject to future contingencies.

Item 15. Indemnification of Directors and Officers

      Section 124 of the Canada Business Corporations Act (the "CBCA") provides, in pertinent part, as follows:

(1) Indemnification           A corporation may indemnify a director or officer
                              of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including a amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2) Advance of costs          A corporation may advance moneys to a director,
                              officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3)  Limitation               A corporation may not indemnify an individual
                              under subsection (1) unless the individual

                              (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

                              (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4) Indemnification in        A corporation may with the approval of a court,
    derivative actions        indemnify an individual referred to in subsection
                              (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

(5) Right to indemnity        Despite subsection (1), an individual referred to
                              in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or the proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

                              (a)   was not judged by the court or other
                                    competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

                              (b)   fulfils the conditions set our in subsection
                                    (3).

(6) Insurance                 A corporation may purchase and maintain insurance
                              for the benefit of an individual referred to in subsection(1) against any liability incurred by the individual

                              (a) in the individual's capacity as a director or officer of the corporation; or

                              (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

      Pursuant to its by-laws, the undersigned registrant shall indemnify any person, and his or her heirs and legal representatives who is or was a director or officer of the registrant, or who acts or acted at the request of the registrant as a director or officer of a body corporate of which the registrant is or was a shareholder or creditor, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the registrant or such body corporate, if such person acted honestly and in good faith with a view to the best interests of the registrant, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful. No director or officer of the registrant shall be indemnified by the registrant in respect of any liability, costs, charges or expenses that such person sustains or incurs in or about any action, suit or other proceeding as a result of which he or she is adjudged to be in breach of any duty or responsibility imposed upon him or her under the CBCA or under any other statute unless, in an action brought against him or her in their capacity as director or officer, he or she have achieved complete or substantial success as a defendant. Subject to the limitations contained in the CBCA, the registrant may purchase, maintain or participate in such insurance for the benefit of such persons as the board of directors may, from time to time, determine.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. The registrant is subject, insofar as its Articles of Amalgamation and internal affairs are concerned, to the laws of Canada, and it has been advised by its Canadian counsel, Basman Smith LLP, that, in their opinion, Canadian courts would allow indemnification for liabilities arising under the Securities Act, provided that the indemnification came within the limits of the above quoted sections of the CBCA, since such provisions are not contrary to the public policy of Canada. (See "Enforceability of Civil Liabilities.")

Item 16.    Exhibits

      1.1   Form of Underwriting Agreement for senior debt securities*

      1.2   Form of Underwriting Agreement for subordinated debt securities*

      1.3   Form of Underwriting Agreement for common shares*

      1.4   Form of Underwriting Agreement for special shares*

      1.5   Form of Underwriting Agreement for warrants*

      4.1   Form of Indenture

      5.1   Opinion of Basman Smith LLP, as to the legality of securities*

      12.1 Computation of ratios of earnings to fixed charges (Canadian and/or US GAAP)*

      23.1  Consent of Basman Smith LLP

      23.2  Consent of PricewaterhouseCoopers LLP

      25.1  Statement of Eligibility and Qualification on Form T-1 of
            _________.*

* To be filed subsequently by amendment or as an exhibit to a document to be incorporated by reference into this registration statement in connection with an offering of applicable securities.

Item 17. Undertakings

(a)   The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
            Section 13 or 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)   The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the Town of Norval, Province of Ontario, Canada, on this 25th day of July, 2003.


                                        STAKE TECHNOLOGY LTD.
                                        By: /s/ Steven R. Bromley
                                            ------------------------------------
                                            Steven R. Bromley
                                            Executive Vice President and Chief
                                            Financial Officer

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints Jeremy N. Kendall and Steven R. Bromley as his or her true and lawful attorneys-in-fact, each acting alone, with full power of substitution and resubstitution, for such person and in his or her name, place and stead in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      Signature                                          Title                                Date
      ---------                                          -----                                ----

      /s/ Jeremy N. Kendall         Chairman and Chief Executive Officer                 July 25, 2003
      --------------------------    (Principal Executive Officer)
      Jeremy N. Kendall


      /s/ Steven R. Bromley         Executive Vice President and Chief                   July 25, 2003
      --------------------------    Financial Officer (Principal Financial Officer)
      Steven R. Bromley


      /s/ Cyril A. Ing              Director                                             July 25, 2003
      --------------------------
      Cyril A. Ing


      /s/ Joseph Riz                Director                                             July 25, 2003
      --------------------------
      Joseph Riz


      /s/ James K. Rifenbergh       Director and Authorized                              July 25, 2003
      --------------------------    Representative in the United States
      James K. Rifenbergh


      /s/ Dennis W. Anderson        Director                                             July 25, 2003
      --------------------------
      Dennis W. Anderson


      /s/ Allan Routh               Director and President of the Grains and Soy         July 25, 2003
      --------------------------    Products Group
      Allan Routh


      /s/ Katrina Houde             Director                                             July 25, 2003
      --------------------------
      Katrina Houde


      /s/ Camillo Lisio             Director                                             July 25, 2003
      --------------------------
      Camillo Lisio


      /s/ Stephen R. Bronfman       Director                                             July 25, 2003
      --------------------------
      Stephen R. Bronfman


      /s/ Robert Fetherstonaugh     Director                                             July 25, 2003
      --------------------------
      Robert Fetherstonhaugh

                                INDEX TO EXHIBITS

Exhibit No.                                                                 Page

4.1               Form of Indenture                                         X-1

23.1              Consent of Basman Smith LLP                               Y-1

23.2              Consent of PricewaterhouseCoopers LLP                     Z-1